VEON confirms notification from Nasdaq on minimum share price requirement Amsterdam, 12 April 2022 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a leading global provider of connectivity and digital services, today confirms that on 7 April 2022 VEON received notification from the Listing Qualifications Department of The Nasdaq Stock Market ("Nasdaq") that VEON is not in compliance with the minimum bid price requirement set forth in Nasdaq’s Listing Rule 5550(a)(2). The Minimum Bid Price notification has no immediate effect on the continued listing status of VEON’s American Depositary Shares (“ADSs”) on Nasdaq. Furthermore, VEON’s business operations are not affected by the receipt of the notification. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of USD 1.00 per share and Nasdaq Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for a period of 30 consecutive business days. Based on the closing bid price of VEON’s ADSs for the 30 consecutive business days ended 6 April 2022, VEON no longer meets the minimum bid price requirement. In accordance with Nasdaq Listing Rule 5810(c)(3)(A), VEON has an initial grace period of 180 calendar days, or until 4 October 2022 (the “Compliance Period”), to regain compliance with the minimum bid price requirement. During this time, VEON’s common stock will continue to be listed and traded on Nasdaq. If, at any time during the Compliance Period, the bid price for VEON’s ADSs closes at USD 1.00 or more for a minimum of 10 consecutive business days, Nasdaq will provide notification to VEON that it complies with the minimum bid price requirement, unless Nasdaq exercises its discretion to extend this 10 day period requirement pursuant to Nasdaq Listing Rule 5810(c)(3)(F). In the event VEON does not regain compliance within the 180 calendar day Compliance Period and it complies with all other listing standards and requirements, VEON may be eligible for an additional 180 calendar day Compliance Period. VEON intends to monitor the closing bid price of its ADSs and may, if appropriate, consider available options to regain compliance with the minimum bid price requirement. There can be no assurance that VEON will regain compliance with the minimum bid price requirement during the Compliance Period, secure a second period of 180 days to regain compliance or maintain compliance with the other Nasdaq listing requirements.

VEON is also listed on the Euronext Amsterdam Stock Exchange and the Minimum Bid Price notification from Nasdaq does not affect VEON's compliance status with its Euronext Amsterdam listing. Disclaimer This release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward- looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward- looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services. For more information visit: www.veon.com Contact Information VEON Investor Relations Nik Kershaw ir@veon.com